

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

Via E-mail
Gretchen W. McClain
Chief Executive Officer
ITT WCO, Inc.
1133 Westchester Avenue, Suite 2000
White Plains, New York 10604

> **Re: ITT WCO, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed July 11, 2011**
> **File No. 1-35229**

Dear Ms. McClain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please note that the headings and page numbers below refer to the headings and numbers that appear in Exhibit 99.1, which you have incorporated by reference.

Experienced Management Team, page 3

1.   You refer here to "nine senior executives" but your disclosure beginning on page 84 mentions only five. Please reconcile. In this regard, we note the disclosure on page 84 that the table you mention includes only "certain" of your executive officers.

Q: What is the Contribution?, page 8

2.   Please revise to clarify, if true, that the $833 million transfer to ITT will be funded from the $1,200 million debt you intend to raise. Also revise to clarify how that transfer will "assist in the creation of appropriate capital structures for both ITT and us."

Risk Factors, page 17

3.   We note the pro forma postretirement benefit obligation disclosed on page 46. With a view toward appropriate risk factor disclosure, please provide us your analysis of the materiality of the risks to your liquidity and results of operations, including income and shareholders' equity, related to the underfunded status of those plans.

Weather conditions may adversely affect our financial results, page 21

4.   Please clarify how the weather patterns you note impact demand and your financial results.

Capitalization, page 40

5.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization, as cash and cash equivalents are not part of your capitalization.

Unaudited Pro Forma Condensed Combined Financial Statements, page 42

6.   We see that certain information in the pro forma data is not complete. We will continue our review of your pro forma data once you complete the disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

7.   We refer to the description of your transition services agreement with ITT Corporation on page 147, as well as the risk factors regarding becoming an independent, standalone, public company. Revise MD&A to describe the transition services agreement and provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

Known Trends and Uncertainties, page 51

8.   To allow investors to better assess the significance of the trends you note, please quantify the "portion" mentioned in the second, third and fourth bullet points of this section.

9.   We note your disclosure that the information you provided is not a "complete list of trends and uncertainties." With a view toward disclosure, please tell us what trends and uncertainties are currently omitted and how you concluded that such trends and uncertainties are not required to be disclosed.

Revenue, page 52

10.   Where you attribute material changes in the line items you disclose to "increased . . . project activity," "favorable treatment performance," "increased volume . . . driven by

demand" and "increased demand" please expand to clarify what factors are fueling the increased activity, demand or performance.

Liquidity and Capital Resources, page 59

11.   Revise to provide expanded liquidity disclosures on the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. As applicable, disclose the amount of investments that are currently held by your foreign subsidiaries as well as the known or expected impact on your liquidity, capital resources and results of operations of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Future Liquidity, page 59

12.   Please refer to the last paragraph under this heading. Please expand to discuss how the relative proportion of your historical revenues generated in jurisdictions outside the United States and plans to expand operations in emerging markets will impact your future liquidity and cash requirements, such as the debt obligations noted on page 59, in light of tax implications you discuss.

 Sources and Uses of Liquidity, page 60

13.   We note from your disclosures that you believe your future cash from operations together with your access to funds on hand and capital markets will provide adequate resources to fund your operating and financing needs. Please revise to clarify how long you expect these cash sources to be adequate and enhance your disclosures to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. We consider "long-term" to be the period in excess of the next twelve months. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

Contractual Obligations, page 62

14.   In addition to providing the disclosure in the table as of your most recent fiscal year end, please also disclose known material changes to that information. We note, for example, your disclosures regarding the $1,200 million of debt you expect to incur.

Our Company, page 68

15.   Please clarify how you determined you are a "world leader" given your historical revenues relative to the market sizes you mention on pages 68 and 69.

Backlog, page 82

16.   Please revise to clarify what you mean by a "majority."

Legal Proceedings, page 83

17.   With a view toward clarified disclosure regarding material pending legal proceedings, please tell us the nature of the proceedings you mention that are not "incidental to the operation of [your] business" and provide your assessment of the potential impact on you.

Our Board of Directors, page 85

18.   Please expand the discussion of your directors to describe the specific experience, qualifications, attributes or skills that led to the conclusions that each person named should serve as a director. Refer to Item 401(e) of Regulation S-K. Also, for each officer and director you disclose as being currently affiliated with ITT, please expand to whether they will continue to be affiliated after the distribution.

19.   Please expand to disclose the dates of the business experiences of Messrs. Speetzen and Jimenez. Also disclose the business experience of Mr. Tambakeras from 2006 to present.

Director Compensation Table, page 88

20.   Please disclose for each director the aggregate number of stock and option awards outstanding at fiscal-year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Allocation of Long-Term Incentive Components, page 102

21.   You disclose the relative proportions were allocated one-third to each of the components you mention. Please reconcile with the amounts disclosed in the table on page 118.

Post-Employment Compensation, page 109

22.   Please disclose whether the named executive officers will continue to participate in the last two plans you reference in this section.

Action Taken in Anticipation of Separation, page 115

23.   Please expand to clarify how amounts in the table relate to the market median you say ITT's Compensation Committee considered. Also, please revise your disclosure regarding "compensation levels" above or below the market median range to clarify whether you meaning total compensation or each individual element reported in the table. Please quantify material differences from the market median.

Certain Relationships and Related Party Transactions, page 145

24.   Please disclose the information required by Item 404(b) of Regulation S-K.

Tax Matters Agreement, page 146

25.   Please revise to clarify the "restrictions on future actions" agreed to by you, ITT and DCO to provide assurance that the distribution will be tax-free, including the nature of the strategic or other transactions you are restricted from pursuing.

Index to Financial Statements, page F-1

26.   Please comply with the financial information updating requirements of Rule 3-12 of Regulation S-X in your next amendment.

Notes to Combined Financial Statements, page F-7

Note 1. Separation from ITT Corporation, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

27.   Please describe to us the transactions from which the company generates revenues. Specifically, tell us whether the company enters into long-term construction-type sales contracts for which revenue is recognized under the percentage-of-completion or completed contract method and revise this note, as necessary, to include all of the company's material revenue recognition policies.

Note 6. Income Taxes, page F-21

28.   We see the reconciliations of your tax provision at the U.S. statutory tax rate to your effective tax rate and note that on page 56 within Management's Discussion and Analysis you have attributed the low effective tax rate for fiscal 2009 principally to a lower rate incurred on foreign earnings and the favorable impact of restructuring certain legal entities. Please revise the filing to include greater detail of the reasons for the reduction of tax expense in fiscal 2009 and to explain the reason that the restructuring of certain legal entities lowered your effective tax rate in fiscal 2009.

Note 17. Contingencies and Other Legal Matters, page F-37

Environmental, page F-37

29.   We see the general discussion of environmental matters and related contingencies in this note. We also see you indicate that you believe "the total amount accrued (for environmental matters) is appropriate based on existing facts and circumstances" but you

have not quantified the amount accrued. Please note that for any contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required by paragraph 4 of ASC 450-20-50 to disclose (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made.

- For any environmental or other contingency referenced in this note, please tell us the amount of any material loss you accrued relating to that contingency; where no accrual was made or where an exposure of loss exists in excess of the amount accrued for the contingency, tell us the estimate of loss or range of loss, or discuss your reasons for concluding that such an estimate cannot be made.

- Please revise your filing to provide all disclosures required by ASC 450-20-50.

Note 18. Related Party Transactions and Parent Company Equity, page F-38

Allocation of General Corporate Expenses, page F-38

30.   We note that Question 2 of SAB Topic 1.B.1 requires management to estimate and disclose, when practicable, what expenses would have been on a standalone basis if the company had been operated as an unaffiliated entity for each year in which an income statement is required. Please revise the filing to include the requested disclosures or tell us why it is not practicable for you to do so.

31.   Please reconcile the net transfers from/(to) parent amounts for each of the years presented and disclosed in this note to the net transfers from/(to) parent presented in the financing activities section of your combined statements of cash flows at page F-5.

Exhibits

32.   We note your disclosure on page 59 that you expect to issue senior notes guaranteed by ITT and to enter into a credit facility, and your disclosure on page 107 regarding the expected adoption of a 2011 Omnibus Incentive Plan. Please file these agreements as exhibits to your registration statement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe they are not material contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Gary L. Sellers, Esq.